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                                                                    Exhibit 99.1

PRESS RELEASE

      SIFY REPORTS US GAAP RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2002

           STRONG GROWTH IN REVENUE; FURTHER REDUCTION IN CASH LOSSES CONSOLIDATES LEADERSHIP IN CORPORATE SERVICES, GROWS CONSUMER ACCESS REVENUES

CHENNAI, INDIA, 16TH JANUARY 2003: Sify Limited (Nasdaq National Market: SIFY), India's premier Internet, networking and eCommerce company, announced today its consolidated US GAAP results for the quarter ended 31st December 2002.

PERFORMANCE HIGHLIGHTS:

- Sales revenue increased 24% over same quarter last year; 12% sequential over last quarter

- Cash losses (EBITDA) reduced to USD 2.92 million; 33% reduction over same quarter last year and 8% lower than last quarter.

- Cash burn (net reduction in cash) was USD 3.96 million. This includes a one off payment of USD 1.2 Million towards renewal of Directors and Officers Liability Insurance policy for a period of one year.

- Cash and cash equivalents, as at the end of quarter was USD 21.7 million (including the USD 16.5 million received in December 2002 out of the planned investment from Softbank Asia Infrastructure Fund and VentureTech)

MR. R RAMARAJ, CEO & MD SAID, "I am pleased with Sify's 24% growth in topline revenue over the same quarter last year. This growth is seen in both our corporate network services business and in our consumer access businesses. In addition, costs continue to be managed resulting in reduction of cash losses by a third. I am also pleased to report that the first tranche of the planned investments have been received and the new directors from Softbank and Venture Tech have assumed their positions. Sify looks forward to the synergies that can arise from their association."
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SUMMARIZED RESULTS:

                 ( In $ million, all translated at $1 = Rs. 48 )

PARTICULARS                               QUARTER ENDED         QUARTER ENDED    YEAR ENDED
                                          31 DECEMBER           30 SEPTEMBER     31 MARCH
                                        2002        2001            2002           2002

Corporate Services                      5.39        4.30            5.06           16.66
Retail Internet Access                  3.74        2.89            3.14           10.71
Interactive services                    0.92        1.13            0.92            4.31
Others                                  0.77        0.38            0.55            1.14
SALES REVENUE                          10.82        8.70            9.67           32.82

CASH LOSS (EBITDA) (1)                  2.92        3.91            3.18           20.48
Add :
Depreciation, amortization              3.83        3.63            6.07          129.28
Interest income net + Income Tax       (0.03)       0.24           (0.18)          (0.63)
NET LOSS                                6.72        7.78            9.07          149.13

Cash Loss per ADR ($/ADR) (2)           0.12        0.17            0.14            0.88
Net Loss per ADR ($/ADR) (2)            0.27        0.34            0.39            6.43

(1) Cash loss represents earnings before interest, income tax, depreciation and amortization (EBITDA). This is not part of the certified financial statements published under US GAAP.

(2) Cash loss per ADR & Net loss per ADR for the quarter ended 31st December 2002 have been calculated at a weighted average of 24.9 million ADR's. For the other periods it is at 23.2 million ADR's. One ADR is equivalent to one equity share.

CORPORATE SERVICES:

Sify's Corporate Services business, accounting for 50% of sales revenue, witnessed major wins in the VPN market space reinforcing Sify's leadership in the segment. Value based solutions such as messaging and web-based solutions found acceptance and resulted in additional customer wins.

- Sales revenue grew by 25% over same quarter last year (7% over immediately preceding quarter)

- ExpressMeet, a voice enabled web-based digital conferencing solution gained customers including Birla Management Corporation.

- Customer wins in the web-based solutions space included orders from National Panasonic India and New India Assurance. In the messaging solutions space, major wins include Sundaram Fasteners, State Bank of Mysore & Apcom Computers.
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-        The addition of STM-1 fibre international bandwidth resulted in new engagements with call centres and increased requirements from major customers like GE & Hutch.

- Orders for VPNs/ Internet Bandwidth were received from New Delhi Power Limited, Sita World Travel, Electronic Data Systems (EDS), Metlife India and ICI India Limited.

- Migration of Wipro's corporate network customers was completed during the quarter.

- Technological advancements in Hosting services include the introduction of a path-breaking security concept branded "FortKnox", implementation of Alteon switch Firewalls and migration to a new back-up solution, "Netvault". Key customer acquisitions for this business include Colgate Palmolive, ITC Infotech, HSBC & National Stock Exchange.

- Safescrypt, Sify's subsidiary, bagged a large order for 10,000 digital certificates from Sohonet.

CONSUMER BUSINESS DIVISION

ACCESS MEDIA:

Sales revenue grew by 19% over immediately preceding quarter with all round growth in all the segments including cybercafe, broadband, voice and dial up access. During the quarter, Sify's consumer broadband access initiative was expanded to six major cities, the `I-way' chain of cybercafes extended to more cities and revenues from net telephony continued to grow.

INTERACTIVE SERVICES:

New initiatives during the quarter include launch of Sify's Instant Messenger, news webcast on Samachar.com for the NRI audience, a special section on Sports dedicated to the Cricket World Cup 2003 presented as a World Cup Diary, and a co-branded Hindi section in alliance with Dainik Jagran, a leading vernacular news paper in North India. All these initiatives were well received by consumers and advertisers.

ABOUT SIFY:

Sify is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 54 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of December 31, 2002, a host of blue chip
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customers used Sify's corporate service offering. Sify's Consumer Internet
Access business had, as of December 31, 2002, approximately 600,000 retail subscribers. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended September 30, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. David Appasamy
General Manager
Corporate Communications
Sify Limited
Phone: (+91 44) 2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com